SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                 August 12, 2003


                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F _X_   Form 40-F ____


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                Yes ____   No _X_

Attached to the Registrant's Form 6-K, and incorporated by reference herein are the following documents:

     1. Registrant's press release dated August 11, 2003, announcing the Registrant's second quarter 2003 results.

     2. Registrant's press release dated August 11, 2003, announcing an addition to the Registrant's board of directors.

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         SCITEX CORPORATION LTD.

                                         /s/ Yahel Shachar
                                         ----------------------------
                                         Yahel Shachar
                                         Chief Financial Officer

August 12, 2003